Exhibit 4.1

PROMISSORY NOTE

US $ 1,600,000	Date: August 1, 2013

FOR VALUE RECEIVED, Global Food Technologies, Inc, a Delaware corporation (“Maker”) promises to pay   KATHY DAUDISTIEL  , an individual, (“Holder”) the principal amount outstanding, advanced and loaned under this note up to the sum of One Million Six Hundred Thousand Dollars ($  1,600,000  ) in lawful money of the United States of America, in ONE YEAR from the date of this note entered above (”Maturity Date”). The term may be extended at each maturity for an additional year at the option of the Maker unless called for payment by Holder 90 days prior to the next maturity. Such sum outstanding will bear simple interest at the rate of THREE (3%) per annum computed on a 365 day year. Interest shall be payable in Common Stock of the Maker at the rate of $2.39 per share and shall be payable at maturity.

This note is made in response to the advance of $700,000 on this date by Holder. The Holder in good faith will further advance $900,000 in six tranches of $150,000 each, due on the first day of each subsequent month. Failure by Holder to make any or all of the additional advances shall not compromise or invalidate any of the other terms of this note.

Maker shall be liable to Holder only for the sum of the principal advances made and not repaid and the accumulated interest earned thereon.

This note may be prepaid in whole or part at any time without penalty or bonus.

This Note may not be assigned by the Holder without the prior written consent of Maker.

This Note is convertible in full or in part into fully-paid and non-assessable shares of Common Stock of Maker, at any time at the option of the Holder. Principal may be converted into shares of Common Stock at the initial conversion price of Two Dollars and Thirty Nine Cents ($2.39) per share. The conversion price shall be adjusted for any reclassification or recapitalization of its Common Stock.

This note is made and delivered in the State of California and shall be construed and enforced in accordance with and governed by the laws of the State of California. Any action or proceeding relating to this note will be brought exclusively in the State Courts in Kings County, California.

IN WITNESS WHEREOF, this Promissory Note is executed on the date first written above.

GLOBAL FOOD TECHNOLOGIES, INC.

/s/ Keith Meeks
By:
Keith Meeks, President
802 N Douty St, Hanford CA 93230